EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined
Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Year Ended December 31,						Nine Months Ended September 30,
	2012	2013	2014	2015	2016		2017

EARNINGS

Net (loss)	$(3,308)	$(25,382)	$(12,035)	$(27,660)		$(52,849)	$(66,210)

Plus:
Fixed Charges (see below)	$2,380	$504	$21	$85		$190	$242

Total (loss) to cover fixed charges	$(928)	$(24,878)	$(12,014)	$(27,575)		$(52,650)	$(65,968)

FIXED CHARGES

Interest expense	$1,876	$446	$-	$-		$-	$-

Amortization of debt discount	$498	$-	$-	$-	$		$-

Rental expenses representative of an interest factor (1)	$6	$58	$21	$85		$190	$242

Total fixed charges	$2,380	$504	$21	$85		$190	$242

Preferred dividends	$-	$-	$-	$-	$		$

DEFICIENCY OF EARNINGS TO COVERED CHARGES	$(3,308)	$(25,382)	$(12,035)	$(27,660)		$(52,840)	$(66,210)

RATIO OF EARNINGS TO FIXED CHARGES							-

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS							-

(1)       Represents the estimated interest factor associated with certain facility lease expenses at an assumed rate of 33% of total rent expense, which management believes is a reasonable estimation of the interest factor.